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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nasreen Mohammed Joel Parker Brian Fetterolf Erin Jaskot

Re:	StubHub Holdings, Inc. Response to Letter dated March 19, 2025 Amendment No. 12 to Draft Registration Statement on Form S-1 Confidentially Submitted February 20, 2025 CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated March 19, 2025 (the “Comment Letter”), regarding the Company’s Amendment No. 12 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on February 20, 2025 (the “Draft Registration Statement”).

The Company is concurrently filing with the Staff a Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

March 21, 2025

Amendment No. 12 to Draft Registration Statement on Form S-1 submitted February 20, 2025

“We face intense competition in the ticketing industry .. . . “, page 25

1.

We note your disclosure that your new direct issuance business faces significant competition from other national, regional and local original issuance ticketing service providers. Please revise this risk factor, or add a separate risk factor as appropriate, to discuss the specific concentration and size of StubHub’s competitors in direct issuance ticketing, particularly given your statement on page 115 that you believe StubHub is positioned to become the global destination for consumers to access live event tickets, including those being sold directly by teams, artists and other content rights holders. Additionally, on page 115, revise to provide the basis for this belief by including a discussion of the concentration and size of StubHub’s competitors in this business. The disclosure should provide enough information to investors so that they can gauge the likelihood of, and any obstacles to, your ability to become the global destination for both direct issuance and secondary ticketing. Add related disclosure elsewhere that you discuss this goal, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 26 and 125 of the Registration Statement.

Components of Results of Operations, page 82

2.

Please revise your disclosure to further explain what you mean by “controlled tickets” and whether these tickets are the same as the tickets distributed by content rights holders through the direct issuance model. Also clarify whether you are the owner of controlled tickets, and, if not, what it means that you control these tickets. In addition, on page F-36, you state that you have future purchase commitments for controlled tickets. Please tell us the general nature of your purchase obligations for controlled tickets and clarify at what point in time you purchase the tickets. Please also explain what is included in controlled ticket costs, as we note that this was one of the primary reasons for a $102.2 million overall increase in the cost of revenue year-over-year. Please quantify the amount of the controlled ticket costs to the extent material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83, 84, F-12 and F-19 of the Registration Statement.

The Company would advise the Staff that with respect to the comment regarding future purchase commitments on page F-36 of the Registration Statement, the Company would like to clarify that this purchase obligation is related to an agreement that we entered into with a content rights holder to acquire tickets over multiple years. We recognize these controlled tickets as inventory when the tickets are delivered to us by the content rights holder.

March 21, 2025

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023, page 85

3.

You attribute several factors for the increase in cost of revenues with no quantification. Please revise to quantify the factors cited and, as applicable, describe any known trends or uncertainties that have had or that are reasonably likely to have a material change in the relationship between costs and revenues. Refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 87 of the Registration Statement

4.

You disclose an increase in revenues of $402.9 million or 29.5% while sales and marketing expenses increased $310.2 million or 59.9%. You attribute the increase in sales and marketing expense primarily to $317.1 million in advertising. Please further explain the advertising investments in new initiatives and discuss any known trends or uncertainties that have had or that are reasonably likely to have a material change in the relationship between your costs and revenues. Refer to Item 303(a) and (b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 87 of the Registration Statement

Non-GAAP Financial Measures, page 93

5.

We note your response to prior comment one and re-issue the comment. Please revise the charts presenting non-GAAP measures to disclose with equal or greater prominence the comparable GAAP measure. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Registration Statement.

March 21, 2025

General

6.

We note your revised disclosure that both “Content” and “Content rights holder” refers to a “content owner, such as a performer, artist or team . . . .” Please tell us why you are characterizing such content owners as “Content” in addition to “Content rights holder,” and explain why you now use the new term “Content” throughout various aspect of your disclosure. In this regard, and as examples only, we note your revised disclosures that “[i]t allows Content to derisk inventory positions” and that “Content has historically relied on legacy primary ticketing models . . . .”

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to remove the term “Content” and to revise to “content rights holders” only for clarity.

* * *

March 21, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Adam Gelardi, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP